N E W S R E L E A S E

September 3, 2008

BISHA CONSTRUCTION UNDERWAY

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that the Bisha development project in Eritrea is well underway.

Preparation of the plant site has commenced by local contractor, Segen Construction, under the supervision of Bisha’s EPCM contractor, SENET of South Africa. Since early 2008 Bisha has ordered critical long lead items, expanded construction camp facilities, engaged local contractors, increased its project management capacity, commenced with local infrastructure, continued responsible social activity, secured significant procurement commitments and now has plant site earthworks underway. Commissioning is expected in Q1 2010.

During the last week of August a short-listed group of bankers visited the country to carry out due diligence in preparation for project finance. The bankers’ independent engineer, Micon International, has provided a positive report to Endeavour Financial, the project finance advisor to Bisha. Over a few days the banking group toured the Bisha site, Massawa port facilities and the capital city of Asmara and also met with a number of senior Government officials, who clearly demonstrated their support for the project. Nevsun is very encouraged by the consistent and clear message from Government in its support for the industry. We are very fortunate to have such a robust project to launch the mining industry in the country.

In developing the Bisha mining agreement the Government recognized the need to establish strong relationships that are attractive to the industry. Bisha is a significant beneficiary to the Government’s commercial approach, whereby the Eritrean National Mining Corporation has been contributing its proportionate share to fund the project. Nevsun looks forward to the continued support of the Government and advancing project finance with the consortium of bankers.

Forward Looking Statements: The above contains forward-looking statements concerning commissioning of the mine, government support for the Bisha project and suggestions of near future project financing.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T Davis” Cliff T. Davis President & Chief Executive Officer Nsu08-12.doc	For further information, Contact: John Clarke, Vice Chairman (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com